Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY enCore Energy Corp. 101 N. Shoreline Blvd, Suite 450 Corpus Christi, TX 78401
2.	DATE OF MATERIAL CHANGE January 25, 2023
3.	NEWS RELEASE News release dated January 25, 2023 was disseminated through the facilities of Cision.
4.	SUMMARY OF MATERIAL CHANGE enCore Energy Corp. announces C$30 million underwritten public offering
5.

FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (“enCore” or the “Company”) (NYSE American: EU; TSXV: EU) announced that it has entered into an underwriting agreement with Canaccord Genuity as lead underwriter, together with a syndicate of underwriters (the “Underwriters”) for the sale of 9,231,000 units of the Company (the “Units”) at a price of C$3.25 per Unit for total gross proceeds to the Company of approximately C$30 million.

Each Unit will consist of one common share in the capital of the Company (each a “Unit Share”) and one-half of one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one common share of the Company (a “Warrant Share”) for a period of 36 months following the Closing Date (as defined herein) of the Offering at an exercise price of C$4.05 per Warrant Share, subject to adjustment in certain events.

In addition, the Company has granted the Underwriters an option to purchase up to an additional 1,384,650 Units on the same terms and conditions exercisable at any time, in whole or in part, until 30 days following the Closing Date, for market stabilization purposes and to cover over-allotments, if any.

The Company expects to use the net proceeds from the Offering to maintain and advance the Company’s material properties, acquire properties, plant upgrades, drilling, maintenance and refurbishment, community outreach and communications, licensing and permitting and for general corporate and working capital purposes in the manner as set forth in the preliminary short form prospectus. In addition, if the Company is not able to complete a potential loan transaction contemplated by a non-binding term sheet prior to February 15, 2023, the Company expects to use a portion of the proceeds from the Offering to fund amounts required to be paid to complete the Company’s previously announced pending acquisition of the Alta Mesa ISR uranium project (the “Alta Mesa Acquisition”).

Closing of the Offering, which is expected on or about February 10, 2023 (the “Closing Date”), is subject to market and other customary conditions, including approvals of the TSX Venture Exchange and the NYSE American.

The preliminary short form prospectus for the Offering, and an amendment to the preliminary short form prospectus containing the definitive terms of the Offering have been filed with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada except Québec. A registration statement on Form F-10 relating to the Offering (including such prospectus) has also been filed with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering to which this material change report relates but has not yet become effective; an amendment to such registration statement will also be filed, including an amendment to the short form prospectus for the Offering (as amended, the “Registration Statement”). The preliminary short form prospectus (and any amendment thereto) and the Registration Statement contain important detailed information relating to the Company and the Offering. The preliminary prospectus for the Offering (and any amendment thereto) is still subject to completion and amendment. There will not be any sale or acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued and the Registration Statement becomes effective.

In addition, the Company filed a preliminary short form prospectus to qualify 23,277,000 units (“Subscription Receipt Units”) of the Company to be issued up conversion of 23,277,000 previously issued subscription receipts (the “Subscription Receipts”). The Subscription Receipts were issued by the Company on December 6, 2022. The Subscription Receipt Units will be issued upon satisfaction of certain escrow release conditions (the “Escrow Release Conditions”) including the satisfaction of each of the conditions precedent to the closing of the Alta Mesa Acquisition (other than the payment of the cash portion of the consideration in connection the Alta Mesa Acquisition). Each Subscription Receipt Unit will be comprised of one common share in the capital of the Company and one common share purchase warrant (a “Subscription Receipt Warrant”). Each Subscription Receipt Warrant will entitle the holder thereof to purchase one common share of the Company at a price of C$3.75 for a period of three (3) years following the satisfaction of the Escrow Release Conditions.

The Subscription Receipts and the Subscription Receipt Units have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
7.	OMITTED INFORMATION Not applicable.
8.	EXECUTIVE OFFICER William M. Sheriff, Executive Chairman Telephone: 972-333-2214
9.	DATE OF REPORT January 30, 2023